EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE			19,994,257

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 12, 2005	428,250	414,169	20,408,426
February 17, 2005	12,000	10,422	20,418,848
March 3, 2005	1,000	830	20,419,678
March 4, 2005	305,000	252,356	20,672,034
March 8, 2005	10,000	8,164	20,680,198
April 5, 2005	107,232	79,322	20,759,520
May 3, 2005	1,686,250	1,118,006	21,877,526
May 5, 2005	2,000	1,315	21,878,841
October 4, 2005	267,700	64,542	21,943,383
October 5, 2005	100,000	23,836	21,967,219
October 12, 2005	110,000	24,110	21,991,329
October 17, 2005	30,000	6,164	21,997,493

Net Loss for the year	$2,716,008
Weighted average shares	21,997,493
Net Loss per share	$(0.12)